Green Canopy NODE, SPC

ANNUAL REPORT

27 South Hanford St.
Seattle, WA 98134
(206) 792-7280
https://www.greencanopynode.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Green Canopy NODE, SPC ("Green Canopy NODE" or the "Company") is a vertically integrated construction technology firm, residential developer, and fund manager with a mission to build homes, relationships, and businesses to help regenerate communities and environments. The Company works in partnership with clients and investors to deliver high-performing, deep green, all-electric, and healthy homes. Green Canopy NODE intends to rapidly scale construction technology to lower building costs, shorten construction timelines, and help decarbonize the built environment. Leveraging its established real estate development platform, the Company is working to scale proprietary prefab products that are easily delivered and assembled on-site. The approach aims to make construction more sustainable, faster, and more efficient, thereby less costly. Green Canopy NODE's product solutions include Mechanical, Electrical, and Plumbing utility and Cross Laminated Timber (CLT) structural prefab solutions that are delivered as mods, sections, or flat-packed to sites.

Green Canopy NODE SPC wholly owns four subsidiaries: Green Canopy NODE Technologies, Green Canopy NODE Homes, Green Canopy NODE Design; and Green Canopy NODE Capital. Green Canopy NODE, SPC is the parent company where the shareholders and Board of Directors are. The four subsidiaries are the operating businesses. Green Canopy NODE Technologies is the research & development business focused on developing construction products, and it will eventually be a manufacturing business that is producing those products in a warehouse and shipping them to construction sites. Green Canopy NODE Homes is a general contractor/builder that offers construction development services to clients and real estate developers. Green Canopy NODE Design is an architecture firm providing design and architecture services to clients. Green Canopy NODE Capital is a real estate investment/development company, as well as the subsidiary that manages our related real estate funds.

Green Canopy NODE, SPC was originally incorporated as G2B Holdings, Inc in 2010, changed its name to Green Canopy, Inc in 2013, and later changed its name to Green Canopy NODE, SPC in October 2021.

Previous Offerings

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $9,781,229.00
Number of Securities Sold: 105,338
Use of proceeds: Growth, construction tech R&D, cash flow

Date: October 21, 2021
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $5,153,695.00
Number of Securities Sold: 81,332
Use of proceeds: Growth and cash flow
Date: July 23, 2019
Offering exemption relied upon: 506(b)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 $14.7M compared to $12.8M in fiscal year 2024.

The Company is in a growth and recovery phase after merging together in late 2021, shifting our core offerings towards general contracting for traditional and prefabricated construction methods. Tailwinds from COVID projects, long sales cycles, and construction start delays in the cities served by the company created reduced revenue years resulting in the company downsizing to stabilize and turn back to growth.

Cost of sales

Cost of Sales for fiscal year 2025 was $13.3 compared to $11.3M in fiscal year 2024.
The overall percentage of the cost of sales to revenue is increased slightly offering less gross margin due to signing construction contracts with less gross margin, not due to performance.

Gross margins

Gross margins for fiscal year 2025 were $1.4M compared to $1.5M in fiscal year 2024.
The gross margin difference year over year reflects the margin signed on contracts.

Expenses

Expenses for fiscal year 2025 were $2.8M compared to $4.9M in fiscal year 2024.
The primary driver for expense reduction in 2025 was a more efficient team and lower payroll expense.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue in its development management activities including consulting and general contracting. The historical financials and cash flows are largely the result of development services, while future financials and cash flows will increasingly depend on managing more projects for more clients. Our goal is to grow revenue and maintain an efficient and lean operating team while accessing grants and innovative projects to continue to develop our construction technology solutions.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 271,930.14.

Debt

Creditor: Private Shareholders
Outstanding balance: $605,000.00
Interest rate: 10%
Material terms: Maturity date: 12/31/23 on $500,000; 8/15/24 on $105,000. Both shareholders have been lenders for many years and are anticipated to extend their maturity dates in needed and requested by the Company

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bec Wilder
Bec Wilder's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: October 2021 — Present
Responsibilities: Strategic direction of the firm; establishing and curating a vibrant culture. Currently takes a salary of $200,000 a year.
Position: Board Director
Dates of Service: October 2021 — Present
Responsibilities: Strategic planning and oversight
Other business experience in the past three years:
Employer: NODE Eco, Inc. (acquired by GCN, SPC)
Title: COO + CEO
Dates of Service: April 2017 — October 2021
Responsibilities: Strategic direction of the firm

Name: Sam Lai
Sam Lai's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CDO
Dates of Service: February 2010 — Present
Responsibilities: Oversight of real estate development strategies including business development, fund management, real estate underwriting, architectural programming, product development and go-to-market strategy. Currently takes a salary of $200,000 a year.
Position: Board Director
Dates of Service: February 2010 — Present
Responsibilities: Strategic planning and oversight
Other business experience in the past three years:
Employer: WholeTrees Structures
Title: Board Director
Dates of Service: January 2019 — Present
Responsibilities: Board Director and supporting management on strategic thinking and initiatives
Employer: Rainier Valley Community Development Fund
Title: Board Director
Dates of Service: April 2020 — Present
Responsibilities: Board Director and participant on the loan approval committee

Name: Donald Bunnell

Donald Bunnell's current primary role is with Swank Guide, LLC. Donald Bunnell currently services approximately full time hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: October 2021 — Present

Responsibilities: strategic and fiscal oversight of the Company. Currently does not take a salary. Equity earnings are 1,000 per year.

Other business experience in the past three years:

Employer: NODE Eco, Inc. (acquired by GCN, SPC)

Title: Co-Founder & CRO

Dates of Service: January 2016 — October 2021

Responsibilities: Strategy and organization

Employer: Swank Guide, LLC

Title: Founder

Dates of Service: November 2022 — Present

Responsibilities: Manage day to day of business

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Raleigh Scholls Apartments, Inc. (Brad Wolverton is the primary shareholder of Raleigh Scholls Apartments, Inc.)

Amount and nature of Beneficial ownership: 53,108

Percent of class: 10.64%

RELATED PARTY TRANSACTIONS

Name of Entity: Cedar Fund, LP
Names of 20% owners: N/A
Relationship to Company: Real estate fund managed by the Company
Nature / amount of interest in the transaction: The Cedar Fund is a client of the Company for development services.
Material Terms: Cedar Fund pays the Company not more than a 10% fee on design and/or construction development services contracts

---

Name of Entity: GB Investments, LLC
Names of 20% owners: Private shareholders
Relationship to Company: Owned by shareholders of the Company
Nature / amount of interest in the transaction: GB Investments, LLC is a client of the Company for development services.
Material Terms: GB Investments pays the Company fees for design and/or construction development services contracts.

Name of Entity: Bainbridge 14, LLC
Names of 20% owners: Cedar Fund, LP
Relationship to Company: Cedar Fund, LP is a related party (see above)
Nature / amount of interest in the transaction: Bainbridge 14, LLC is a client of the Company for development services.
Material Terms: Bainbridge 14 pays the Company fees for design and/or construction development services contracts.

Name of Entity: GCH 515 Howe, LLC
Names of 20% owners: Cedar Fund, LP
Relationship to Company: Cedar Fund, LP is a related party (see above)
Nature / amount of interest in the transaction: GCH 515 Howe, LLC is a client of the Company for development services.
Material Terms: GCH 515 Howe pays the Company fees for design and/or construction development services contracts.

Name of Person: Donald P. Bunnell
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Bunnell is the lender, and is making interest income on the loan.
Material Terms: 2-year loan, 4% interest rate, monthly payments starting in month 13.

Name of Entity: JD Du Wors, Inc.
Names of 20% owners: John Du Wors
Relationship to Company: shareholder, co-founder and former Director
Nature / amount of interest in the transaction: JD Du Wors is the lender generating interest income. $500,000 maximum amount.
Material Terms: unsecured rolling line of credit. 10% interest rate. current maturity is 12/31/22, and is anticipated to be extended.

OUR SECURITIES

The Company has authorized Common Stock and Series Seed Preferred Stock.

Common Stock
• Authorized: 1,500,000
• Outstanding: 480,499
• Voting Rights: One vote per share.
• Material Rights: The total number of shares outstanding on a fully diluted basis, 591,820 shares, includes 480,499 shares of Common Stock (which includes 387,924 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 60,657 shares to be issued pursuant to stock options issued and 22,450 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.
Series Seed Preferred Stock
• Authorized: 150,000
• Outstanding: 113,314
• Voting Rights: Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could be converted as of the record date.

• Material Rights: The total number of shares outstanding on a fully diluted basis, 591,820 shares, includes 480,499 shares of Common Stock (which includes 387,924 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 60,657 shares to be issued pursuant to stock options issued and 22,450 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should

consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed Preferred Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow in line with its plans, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our construction technology products. Delays or cost overruns in the development of our construction technology products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed Preferred that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk of Construction Technology Clients

Part of the Company's growth plan includes scaling and selling construction technology products outside of the Company's existing pipeline. Should other developers and/or builders elect not to purchase such products from the Company, the Company's growth plans could be affected.

Real Estate Market Risk

Investing in or participating in segments of the broader real estate market can subject the Company to risks related to real estate. Such risks include, but are not limited to, interest rate adjustments, inflation, limited availability of labor, disruption to supply chains, and/or acts of God. While the Company's products and offerings are intended, in part, to address such potential risks, none of the risks can be eliminated.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Green Canopy NODE, SPC

By /s/ *Bec Wilder*

Title: CEO and Director

By /s/ *Bec Wilder*

Name: <u>Bec Wilder</u>
Title: CEO and Director

By /s/ *Andy Wolverton*

Name: <u>Andy Wolverton</u>
Title: Fractional CFO and Director

Exhibit A
FINANCIAL STATEMENTS

Green Canopy NODE, SPC

Combined Balance Sheet

As of December 31, 2025

	Green Canopy NODE, SPC Corporate	Green Canopy NODE Capital, LLC	Green Canopy NODE Design, LLC	Green Canopy NODE Homes, LLC	Green Canopy NODE Technologies	Total
ASSETS						
Current Assets						
Bank Accounts						
Total Bank Accounts	1,851.84	16,630.16	45,615.83	204,310.12	3,522.19	271,930.14
Accounts Receivable						
Total Accounts Receivable	29,938,576.23	640,460.36	806,869.38	10,418,885.85	151,714.45	41,956,506.27
JV Project Investments						
Total JV Project Investments	0	10,295.00	-877.29	130.8	0	9,548.51
Project Bonds						
Total Project Bonds	0	0	0	137,233.50	0	137,233.50
Other Current Assets						
Total Other Current Assets	0	89,990.69	45,779.02	-42,550.79	5,500.00	98,718.92
Total Current Assets	29,940,428.07	757,376.21	897,386.94	10,718,009.48	160,736.64	42,473,937.34
Fixed Assets						
Total Fixed Assets	0	-33,084.83	0	-39,573.13	45,409.64	-27,248.32
Other Assets						
Total Other Assets	0	136,678.23	0	140,506.31	37,500.00	314,684.54
TOTAL ASSETS	29,940,428.07	860,969.61	897,386.94	10,818,942.66	243,646.28	42,761,373.56
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Total Accounts Payable	1,162,227.86	924,650.34	2,436,861.52	27,908,388.55	6,081,503.23	38,513,631.50
Credit Cards and Accounts						
Total Credit Cards and Accounts	0	0	1,748.85	190,891.50	2,482.59	195,122.94
Property Loans						
Total Property Loans	1,225,319.16	0	0	0	0	1,225,319.16
Working Capital Loans						
Total Working Capital Loans	0	0	0	4,685,000.00	0	4,685,000.00
Other Current Liabilities						
Total Other Current Liabilities	0	0	0	97,962.47	0	97,962.47
Total Current Liabilities	2,387,547.02	924,650.34	2,438,610.37	32,882,242.52	6,083,985.82	44,717,036.07
Total Liabilities	2,387,547.02	924,650.34	2,438,610.37	32,882,242.52	6,083,985.82	44,717,036.07
Equity						
Total Equity	27,552,881.05	-63,680.73	-1,541,223.43	-22,063,299.86	-5,840,339.54	-1,955,662.51
TOTAL LIABILITIES AND EQUITY	29,940,428.07	860,969.61	897,386.94	10,818,942.66	243,646.28	42,761,373.56

Generated By: Lisa Taylor @ March 3, 2026 3:38:25 PM

Green Canopy NODE, SPC

Combined Profit and Loss

January 1, 2025 - December 31, 2025

	Green Canopy NODE, SPC Corporate	Green Canopy NODE Capital, LLC	Green Canopy NODE Design, LLC	Green Canopy NODE Homes, LLC	Green Canopy NODE Technologies	Total
Revenue						
4000 - Product Sales Income	0	0	0	0	24,323.83	24,323.83
4000 - Property Sales Income	0	700,000.00	0	0	0	700,000.00
4001 - Management Income	0	96,857.11	0	0	0	96,857.11
4003 - General Contractor Fee Income	0	0	1,524,575.66	12,238,051.19	0	13,762,626.85
4004 - Rental Income	0	11,900.00	0	0	0	11,900.00
4005 - Interest Income	0	0	1.44	161.52	0	162.96
4007 - Other Income	0	0	0	6,786.90	0	6,786.90
4008 - Grant Funds	0	0	0	0	136,321.47	136,321.47
Total Revenue	**0**	**808,757.11**	**1,524,577.10**	**12,244,999.61**	**160,645.30**	**14,738,979.12**
Cost of Goods Sold						
4101 - COGS	0	845,024.69	0	0	0	845,024.69
4101 - COGS General Contracting	0	0	1,032,666.80	11,468,262.30	0	12,500,929.10
4104 - COGS Product	0	0	0	0	7,013.86	7,013.86
Total Cost of Goods Sold	**0**	**845,024.69**	**1,032,666.80**	**11,468,262.30**	**7,013.86**	**13,352,967.65**
GROSS PROFIT	**0**	**-36,267.58**	**491,910.30**	**776,737.31**	**153,631.44**	**1,386,011.47**
Operating Expenses						
Payroll & HR						
Total Payroll & HR	**733,000.00**	**0**	**352,441.50**	**289,797.34**	**296,338.73**	**1,671,577.57**
Rent, Office and Meals						
Total Rent, Office and Meals	**0**	**0**	**7,064.42**	**96,694.36**	**60,511.35**	**164,270.13**
Banking and Licenses						
Total Banking and Licenses	**444**	**218**	**242.5**	**15,283.84**	**420.07**	**16,608.41**
Insurance						
Total Insurance	**15,874.00**	**0**	**16,694.06**	**92,686.89**	**14,653.67**	**139,908.62**
Dues and Subscriptions						
Total Dues and Subscriptions	**0**	**0**	**918.48**	**2,189.53**	**0**	**3,108.01**
Professional Fees						
Total Professional Fees	**42,434.50**	**28,006.16**	**7,236.06**	**47,898.36**	**8,861.96**	**134,437.04**
Construction & Estimating Overhead						
Total Construction & Estimating Overhead	**0**	**0**	**205**	**63,090.00**	**0**	**63,295.00**
Product Overhead						
Total Product Overhead	**0**	**0**	**0**	**0**	**81,199.40**	**81,199.40**
Design Overhead						
Total Design Overhead	**0**	**0**	**1,050.00**	**0**	**0**	**1,050.00**
Marketing and Community						
Total Marketing and Community	**1,181.52**	**0**	**690.12**	**5,818.16**	**1,996.09**	**9,685.89**
Investor Relations						
Total Investor Relations	**29,064.45**	**9,755.49**	**455.64**	**-5,566.54**	**0**	**33,709.04**
Warranty and Dead Deal Costs						
Total Warranty and Dead Deal Costs	**0**	**-2,189.75**	**18,758.25**	**336,794.30**	**0**	**353,362.80**
Travel						
Total Travel	**0**	**0**	**5,163.25**	**7,721.81**	**7,925.63**	**20,810.69**
Operating Taxes						
Total Operating Taxes	**0**	**1,034.13**	**27,718.50**	**37,078.50**	**4,043.92**	**69,875.05**
Total Operating Expenses	**821,998.47**	**36,824.03**	**438,637.78**	**989,486.55**	**475,950.82**	**2,762,897.65**
NET OPERATING INCOME	**-821,998.47**	**-73,091.61**	**53,272.52**	**-212,749.24**	**-322,319.38**	**-1,376,886.18**
Other Income and Expenses						
4012 - Passthrough Grant Income	0	0	0	0	783.27	783.27
Total Other Income and Expenses	**0**	**0**	**0**	**0**	**783.27**	**783.27**
Overhead Interest, Depreciation, and Federal Taxes						
6910 - Overhead Interest Expense	491,598.59	26,646.18	0	0	205.05	518,449.82
Total Overhead Interest, Depreciation, and Federal Taxes	**491,598.59**	**26,646.18**	**0**	**0**	**205.05**	**518,449.82**
NET INCOME	**-1,313,597.06**	**-99,737.79**	**53,272.52**	**-212,749.24**	**-321,741.16**	**-1,894,552.73**

Generated By: Lisa Taylor @ March 3, 2026 3:39:29 PM



Green Canopy NODE Homes, LLC
Cash Flow Statement
January 1, 2025 - December 31, 2025

	GL	CF Adjustments	Amount
OPERATING ACTIVITIES			
NET INCOME	**($212,698.47)**	**$0.00**	**($212,698.47)**
Changes in Working Capital			
Decrease (Increase) in Accounts Receivable			
1100 - Accounts Receivable	($1,215,595.21)	$0.00	($1,215,595.21)
1102 - GCND Internal Transfer Receivable	($159,304.38)	$0.00	($159,304.38)
1103 - GCNC Internal Transfer Receivable	($112,574.49)	$0.00	($112,574.49)
1104 - GCNT Internal Transfer Receivable	($606,992.67)	$0.00	($606,992.67)
1105 - Corp Internal Transfer Receivable	($537,727.86)	$0.00	($537,727.86)
Net Decrease (Increase) in Accounts Receivable	**($2,632,194.61)**	**$0.00**	**($2,632,194.61)**
Increase (Decrease) Accounts Payable			
2006 - CapitalOne NEW 2024	$181,213.24	$0.00	$181,213.24
2100 - Accounts Payable	$488,055.47	$0.00	$488,055.47
2102 - GCND Internal Transfer Payable	$16,119.50	$0.00	$16,119.50
2104 - GCNT Internal Transfer Payable	$10,013.91	$0.00	$10,013.91
2105 - Corp Internal Transfer Payable	($180,546.54)	$0.00	($180,546.54)
2119 - Payroll Liabilities:WA L&I Employee	($87.97)	$0.00	($87.97)
2120 - Payroll Liabilities:WA L&I GCN	($0.61)	$0.00	($0.61)
Net Increase (Decrease) Accounts Payable	**$514,767.00**	**$0.00**	**$514,767.00**
Other Current Assets and Liabilities			
1605 - Payroll Clearing	$43,594.74	$0.00	$43,594.74
1615 - Misc Reimbursements	$267.25	$0.00	$267.25
2621 - Sales Tax Payable	$113,630.00	$0.00	$113,630.00
Net Other Current Assets and Liabilities	**$157,491.99**	**$0.00**	**$157,491.99**
2300 - Working Capital Du Wors LOC	($500,000.00)	$0.00	($500,000.00)
2302 - Working Capital RSA LOC	$2,535,000.00	$0.00	$2,535,000.00
Net Changes in Working Capital	**$75,064.38**	**$0.00**	**$75,064.38**
NET CASH FROM OPERATING ACTIVITIES	**($137,634.09)**	**$0.00**	**($137,634.09)**
INVESTING ACTIVITIES			
Sales (Purchases) of Investments			
1750 - LLC Holding Dearborn + 24	($11.80)	$0.00	($11.80)
1758 - LLC Holding Howe	($119.00)	$0.00	($119.00)
Net Sales (Purchases) of Investments	**($130.80)**	**$0.00**	**($130.80)**
NET CASH FROM INVESTING ACTIVITIES	**($130.80)**	**$0.00**	**($130.80)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**($137,764.89)**	**$0.00**	**($137,764.89)**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD			
1010 - Petty Cash	$100.00	$0.00	$100.00
1020 - Homestreet Checking 3089	$40,860.61	$0.00	$40,860.61
1030 - Homestreet MM1 5895	$301,114.40	$0.00	$301,114.40
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**$342,075.01**	**$0.00**	**$342,075.01**

	GL	CF Adjustments	Amount
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$204,310.12**	**$0.00**	**$204,310.12**

Generated By: Lisa Taylor @ April 28, 2026 1:42:39 PM

carta

Green Canopy NODE, SPC Summary Cap Table

As of 12/31/2025

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
Common Stock classes					
Common (CS) Stock	1,500,000	377,497	377,497	53.127%	$17,266,321.07
Total Common Stock issued and outstanding			377,497	53.127%	$17,266,321.07
Preferred Stock classes					
Series Seed Preferred (PS) Stock	200,000	165,662	165,662	23.314%	$14,745,246.54
Total Preferred Stock issued and outstanding			165,662	23.314%	$14,745,246.54
Common Stock Warrants					
CSW Warrants (CSW)			63,139	8.886%	$0.00
Total Common Stock Warrants issued and outstandi			63,139	8.886%	$0.00
Convertibles					
Total Convertibles issued					
2011 Equity Incentive Plan	**18,363**				
RSAs not purchased				0.000%	
Options and RSUs issued and outstanding			18,021	2.536%	
Shares available for issuance under the plan				0.000%	
2021 Equity Incentive Plan	**90,250**				
RSAs not purchased				0.000%	
Options and RSUs issued and outstanding			36,638	5.156%	
Shares available for issuance under the plan			49,599	6.980%	
Totals			**710,556**	**100.000%**	**$32,011,567.61**

NOTE 1 – NATURE OF OPERATIONS

Green Canopy NODE was formed on February 17, 2010 ("Inception") in the State of Washington. The financial statements of Green Canopy NODE (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, WA.

Green Canopy NODE, SPC is a development manager and general contractor building residential housing in the Pacific Northwest. The Company participates in grants and research projects that develop innovations to build housing faster, more sustainably and at lower costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from management fees associated with residential real estate projects including consulting and general contracting when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has private debt from a single lendor.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

We hold multi-month contracts for all construction projects where the Company is the acting General

Contractor.

The Company does not hold any long-term leases.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,500,000 shares of our common stock with par value of $0.00. As of December 31, 2025 the company has currently issued 377,497 shares of our common stock.

Preferred Stock
We have authorized the issuance of 200,000 shares of our preferred stock with par value of $0.00. As of December 31, 2025 the company has currently issued 165,662 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's lendor is also a shareholder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 28, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



Green Canopy NODE

Certification of Financials

I, Bec Wilder, the CEO of Green Canopy NODE, hereby certify that the financial statements of Green Canopy NODE and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 Green Canopy NODE has not yet filed tax returns. An extension has been filed.
po
IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2026.

Bec Wilder
(Signature)

CEO
(Title)

4/28/2026
(Date)